

# Alexco to Release Third Quarter 2021 Results on November 9, 2021

**October 28, 2021 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco"** or the **"Company")** today announced that it will release its third quarter 2021 financial results on Tuesday, November 9, 2021 after market close. Management will discuss the results during an audio webcast conference call on Wednesday, November 10, 2021 at 11:00 am Eastern Time (8:00 am Pacific Time).

To participate in the live call, please use one of the following methods:

| | |
|---|---|
| Dial toll free from Canada or the US: | 1-800-319-4610 |
| Dial from outside Canada or the US: | 1-604-638-5340 |
| Confirmation Code#: | Ask to join the Alexco conference call |
| Live audio webcast: | http://services.choruscall.ca/links/alexco20211110.html |

Participants should connect five to ten minutes before the call. The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

**About Alexco**

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

**Contact**

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email:  info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

**Head Office**                                                                 T. 604 633 4888

Alexco Resource Corp.                                                           F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC  V7X 1M9
Canada